UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 226th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: February 21, 2013, at 11:30 a.m., exceptionally held at Av. Eng. Luiz Carlos Berrini, 1376 – 32nd floor, Brooklin, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, constituting a quorum under the terms of the bylaws. The Director Mr. Luiz Fernando Furlan was represented by the Chairman of the Board of Directors, Mr. Antonio Carlos Valente da Silva, by proxy. The Directors Messrs. José Manuel Fernandez Norniella and Fernando Abril Martorell Hernandez attended the meeting by videoconference, from Madrid, Spain, pursuant provisions of article 19, paragraph 4, of the Bylaws. Also attending the meeting, the Chief Financial and Investor Relations Officer, Mr. Gilmar Roberto Pereira Camurra and the Controller, Mrs.Cristiane Barretto Sales.

4. MATTERS OF THE AGENDA AND RESOLUTIONS ADOPTED:

4.1 – To approve the Financial Statements, accompanied by the Independent Auditor’s Opinion and the Management’s Annual Report, for the fiscal year ended 12.31.2012.

The Directors, after review and discussion, unanimously approved, without restrictions, the Management’s Accounts, including the Management Report, the Financial Statements and Explanatory Notes accompanied by the Independent Auditor’s Opinion and the Statutory Audit Committee’s Opinion, which documents were sent to the General Shareholders’ Meeting.

4.2 – To approve the Allocation of the Profit for Fiscal Year ended 12.31.2012

The Directors, after review and discussion, unanimously approved, without restrictions, the proposal for allocation of the profit for fiscal year 2012, which proposal was sent to the General Shareholders’ Meeting.

4.3 – To approve the Call Notice to the General and Special Shareholders’ Meetings.

The Directors, after review and discussion, unanimously approved, without restrictions, the terms of the Call Notice to the General and Special Shareholders’ Meetings, and the Chairman of the Board of Directors was authorized to adopt the necessary actions in order to call and hold the meetings, with due regard to the legal and statutory provisions.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 226th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

transcribed in the proper book. São Paulo, February 21, 2013. (signatures) Board of Directors: Antonio Carlos Valente da Silva – Chairman of the Board of Directors, Santiago Fernandez Valbuena – Vice-Chairman of the Board of Directors, Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Fernando Abril Martorell Hernández; Fernando Xavier Ferreira; Francisco Javier de Paz Mancho; José Manuel Fernandez Norniella; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan (represented by Antonio Carlos Valente da Silva, by proxy); Narcís Serra Serra; Paulo Cesar Pereira Teixeira and Roberto Oliveira de Lima. Statutory Audit Committee: Flávio Stamm; Stael Prata Silva Filho and Cremênio Medola Netto. Independent Auditors Directa Auditores: Clóvis Madeira and Maurício Domênico. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 226th Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 21, 2013, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	February 27th, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director